NEWS RELEASE

YAMANA UPDATE ON CHAPADA AND OTHER OPERATIONS

Toronto, Ontario, February 5, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) wishes to provide an update on the start up of its Chapada mine and other operations.

Chapada

Yamana is on course to declare commercial production at its Chapada mine before the end of Q1 2007 having achieved many substantive milestones including the following.

•
The mill operated in January at an average rate of 2,000 dry tonnes per hour with an availability at levels greater than 90%, significantly higher than estimated from the feasibility study at this stage of the operations.

•	Total concentrate produced in January was 16,000 tonnes and annual production is expected to exceed 210,000 tonnes of concentrate based on these levels.

•
Concentrate produced in January contains approximately 13,700 ounces of gold and 9.9 million pounds of copper which exceeds the expected gold and copper production planned for January. Actual grades are in excess of budgeted grade.

•
There are currently 4,100 tonnes of filtered concentrate at the Chapada mine site, 8,800 tonnes of concentrate at the Anapolis concentrate storage terminal and 12,800 tonnes of concentrate at Yamana’s Vitoria port facility for a total of 25,700 tonnes ready for shipment under committed concentrate off-take agreements with smelters.

•
Site operating costs in January 2007 were US$3.73 per tonne processed or US$283 per tonne of concentrate. Site costs do not include transportation, smelting and refining and were significantly below what was expected at this point of the commissioning process. Further cost improvements are expected.

•
Cost estimates for January including shipping, treatment and refining costs were negative US ($1,170) per ounce of gold (after copper credits) meaning that each ounce of gold was produced substantially below a zero cost per ounce of gold. Based on allocated costs to copper and gold production, costs in January were approximately $0.62 per pound of payable copper and $170 per ounce of payable gold on a co-product basis. Note that these costs are based on budgeted values for transportation, smelting and refining costs.

•	Mining continues at a planned rate of 16M tonnes of ore per year.

“We are extremely pleased with the progress of our Chapada mine,” said Peter Marrone, President and CEO of Yamana Gold. “The operating team at Chapada continues to exceed our expectations. Costs continue to drop as the operation reaches design capacity. The production of good quality concentrate will please our customers. The production of concentrate quicker than we anticipated should give us earlier revenue than planned. Quality of the concentrate and the operating rate of the plant exceed the levels we have set for commercial production. Current production levels, which are fast approaching ultimate design capacity, have been achieved after only eleven weeks from the initial start up and only seven weeks after the full time operation of the plant.”

Chapada’s production for 2007 and 2008 along with the life of mine (LOM) production is expected to be as follows.

	2007	2008	5 Years	LOM

Copper	130-145M lbs	165-175M lbs	690M lbs	2B lbs
Gold	180-205,000 oz	170-190,000 oz	700,000 oz	1.4M oz

Production for January significantly exceeds planned production at this stage since start up in November 2006. Chapada production is on track for 2007 guidance based on production in January and positive variance to the feasibility study at this stage of operations. Once commercial production is achieved, the Company plans to increase gold and copper production at Chapada in part by optimizing the grinding circuit to further improve throughput and by processing 6M tonnes of oxide gold material which can be processed through conventional heap leaching. The Company also continues to assess the feasibility of production of a pyrite concentrate for production of sulfuric acid which would increase revenue from the copper-gold concentrate.

Sao Francisco

Highlights of January operations at the Sao Francisco mine include the following:

•	Production in January from the Sao Francisco mine was 11,128 ounces of gold.
•	January production results are very encouraging as this is the wet season at Sao Francisco which usually places limits on pit operations and tends to dilute heap leach solutions.
•
The coarse gold effect at Sao Francisco is being evaluated but reconciliation data to date from actual results to budget indicate that there is a minimum 30% positive grade reconciliation on ore processed through gravity recovery and heap leaching. The positive reconciliation is substantially higher for ore processed through gravity recovery and it is expected that this positive reconciliation should become even more attractive once mining reaches the higher grade, deeper areas of the pit, where much of the ore will be processed through the gravity plant.

Jacobina

Production in January from the Jacobina mine was 6,005 ounces of gold.

The production was affected by some sill pillar failures that is affecting short term production. The sill pillar failure occurred on the 590 and 535 levels at Joao Belo. It does not affect other levels nor development work at Morro do Vento or elsewhere. Operations continue at Joao Belo temporarily at lower rates. The problem is related to historical mine design and blasting practices in local areas. A rock mechanic specialist is at the site to determine the extent of the failure.

Mine plans are being adjusted to make up for any shortfalls from other areas of the mine including Morro do Vento. Development work on Morro do Vento, Morro do Vento Extension and Canavieiras continues on plan. Expansion of the production capacity to 6,500 tpd throughput is expected by the end of 2007.

Yamana January 2007 Production Summary

Yamana expects that overall 2007 production guidance will remain unchanged. Yamana is producing at a level that supports gold production at or surpassing guidance provided earlier this year. Gold production is expected to be in the range of 585,000 to 650,000 ounces.

The gold production at the Yamana operations in January is presented in the following table.

Actual
Production
Description	(ounces)
Sao Francisco	11,128
San Andres	5,960
Fazenda Brasileiro	6,256
Fazenda Nova	1,710
Jacobina	6,005
Chapada	13,666
Total	44,725

In addition Chapada produced over 9.9 million pounds of copper in concentrate compared to a budget of 8.5 million pounds of copper.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.